Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Year Ended
	December 31,
	2017	2016
Earnings:
Income from continuing operations before income taxes	$930	$556
Equity in earnings from unconsolidated affiliates	(2)	(5)
	928	551
Add:
Fixed charges	504	502
Distributed income of equity method investees	1	2
Subtract:
Interest capitalized	(1)	(1)
Earnings available for fixed charges	$1,432	$1,054

Fixed Charges:
Interest expense(1)	$408	$394
Interest capitalized	1	1
Estimated interest included in rent expense	95	107
Total Fixed Charges	$504	$502

Ratio of Earnings to Fixed Charges	2.8	2.1
____________
(1)    Includes the amortization of debt discounts and capitalized expenses related to indebtedness.